PRESIDENTIAL ASSOCIATES I LIMITED PARTNERSHIP
                                7 Bulfinch Place
                            Suite 500, P.O. Box 9507
                                Boston, MA 02114

                                December 6, 2005

VIA EDGAR AND FACSIMILE

Mr. Josh Forgione
Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

      Re:   Presidential Associates I, Limited Partnership
            Form 10-KSB for the year ended December 31, 2004
            File No. 0-12210

Dear Mr. Forgione,

      We are responding on behalf of Presidential Associates I Limited Partnership ("Presidential") to the Securities and Exchange Commission's letter of comment, dated April 25, 2005, with respect to the above-referenced filing by Presidential with respect to Presidential's 10-KSB for the year ended December 31, 2004. We previously responded to the comment in such letter relating to the failure to include the signature of the principal accountants on their report by filing Amendment No. 1 to Form 10-KSB on April 26, 2005.

      Please be advised that the report of the independent accountants referenced by the principal accountants in their report, was inadvertently omitted from Presidential's 10-KSB filing. Presidential is filing today an Amendment to its 10-KSB for the year ended December 31 2004 to include the report of the independent accountants referenced by the principal accountants in their report.

                                            Sincerely,


                                            /s/ Thomas Staples
                                            ------------------
                                            Thomas C. Staples
                                            Chief Financial Officer of Winthrop
                                            Financial Co., Inc., general partner

                  PRESIDENTIAL ASSOCIATES I LIMITED PARTNERSHIP
                                7 Bulfinch Place
                                    Suite 500
                           Boston, Massachusetts 02114

                                December 6, 2005

Securities and Exchange Commission
500 North Capital Street
Washington, DC 20549

      Re:   Presidential Associates I Limited Partnership
            Form 10-KSB for the year ended December 31, 2004
            File No. 0-12210

Gentlemen:

Reference is made to the Annual Report on Form 10-KSB for the year ended December 31, 2004 filed by Presidential Associates I Limited Partnership ("Presidential") with the Securities and Exchange Commission (the "Commission").

Presidential hereby acknowledges that:

1. Presidential is responsible for the adequacy and accuracy of the disclosure made in the material that is filed with the Commission.

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filed material; and

3. Presidential may not assert Staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PRESIDENTIAL ASSOCIATES I
   LIMITED PARTNERSHIP

By: Winthrop Financial Co., Inc.
    Managing General Partner


    By: /s/ Thomas C. Staples
        ---------------------
        Thomas C. Staples
        Chief Financial Officer